SECURITI 06003097 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE SUITE 550
(No. and Street)

MINNEAPOLIS (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE REPUCCI 763-585-0503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 213

PROCESSED MAY 3 0 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doreen L. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN R ANDREWS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2009

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fintegra LLC and Subsidiaries

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

Board of Governors
Fintegra, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fintegra, LLC and its subsidiaries (collectively the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Fintegra LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 2,414,402
Deposit with clearing broker	100,796
Commissions receivable	597,615
Deferred income taxes	23,164
Furniture and fixture, computer equipment and lease hold improvements (net of accumulated depreciation and amortization of $315,643)	134,358
Other assets	207,932
Total assets	$ 3,478,267
Liabilities and members' equity	
Liabilities	
Accounts payable	$ 83,503
Commissions payable	1,141,013
Accrued compensation	93,760
Deferred income taxes	10,690
Income taxes payable	247,696
Accrued expenses	60,665
Member's liability	78,450
Total liabilities	1,715,777
Members' equity	1,762,490
Total liabilities and members' equity	$ 3,478,267

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Description of Business

Fintegra, LLC (the "Company") was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), a subsidiary of Bank of New York, to execute and clear transactions on a fully disclosed basis. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Company has a wholly owned subsidiary, Fintegra of Wyoming, LLC ("Wyoming"). Wyoming was formed November 2000, for the purpose of selling insurance products in the state of Wyoming.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and Wyoming. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents
The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Depreciation
Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Amortization
The Company has capitalized certain software development costs. Software development costs are amortized over an estimated useful life of three years.

Revenue Recognition
Securities transactions are recorded on a trade date basis with related commission income and expense recorded on a trade date basis.

Income Taxes
Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Advertising Costs
Advertising costs are charged to expense as incurred.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements is comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$ 279,091	$ (196,196)	$ 82,895
Furniture and fixtures	106,624	(75,679)	30,945
Equipment	57,507	(42,412)	15,095
Leasehold improvements	6,779	(1,356)	5,423
	$ 450,001	$ (315,643)	$ 134,358

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,359,487 which was $1,109,487 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.25 to 1 at December 31, 2005.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under Paragraph (k)(2)(ii).

5. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through its clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. There is no maximum amount under this right. At December 31, 2005, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

6. Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation and amortization, and vacation accruals.

The provision for income taxes differs from the amount accrued at the federal statutory rate of 34% due primarily to meals and entertainment expenses and insurance expenses that are not deducted for state and local income taxes.

The net deferred tax assets included in the consolidated financial statements amounts at December 31 include the following:

Current	
Deferred tax assets	$ 23,164
Deferred tax liabilities	-
Net deferred tax assets	23,164
Noncurrent	
Deferred tax assets	$ -
Deferred tax liabilities	(10,690)
Net deferred tax assets (liabilities)	$ (10,690)

The Company has established no valuation allowance at December 31, 2005 because it is more likely than not that the deferred tax assets will be realized.

7. Membership Units

Issued Membership Units
The Company had a total of 1,506.88 membership units outstanding as of December 31, 2005. 64.86 of these units are charged as liabilities.

8. Related Party Transactions

During 2002, Bankers Investment Services, Inc., a wholly owned subsidiary of The Laredo National Bank (Laredo), acquired a 51% member interest in the Company. The Company owed Laredo $58,151 at December 31, 2005.

9. Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees and members who qualify for participation. The Plan requires the Company to match contributions of up to 3% of the eligible employee's compensation.

10. Commitments and Contingencies

Operating Leases
The Company leases space for its office under a lease that expires July 2009. In addition, the Company is required to pay its pro rata share of operating expenses. The Company also has the option to extend the lease for two additional three-year terms. The Company also leases two copiers under a lease that expires November 2007.

Future minimum rent payments and other commitments as described below are as follows for the year ending December 31:

	Rent	Other
2006	$ 68,506	$ 258,640
2007	68,870	192,209
2008	57,419	-
2009	34,046	-
Total	$ 228,841	$ 450,849

License Agreements
During 2004, the Company entered into 3 software license agreements that expire July 2007.

Employment Agreement
The Company has an employment agreement with one executive through July 2007 under which minimum compensation is paid. The agreement requires severance payments of up to three month's compensation with a resulting one-year non-compete agreement. In addition, under the agreement, the executive received certain membership units at the start of employment that must be transferred to the Company upon termination without charge or payment by the Company, if terminated for cause.

Member Control Agreement
The Company and its members have entered into a member control agreement that restricts the ability to dispose of or transfer their membership interests. In the event of bankruptcy, divorce or involuntary transfer, the remaining members and the Company shall have the option to purchase the departing member's membership units. The majority member has an option to purchase the remaining members' shares for a period of four years beginning August 2005. In addition, if the majority member of the membership units desires to sell its membership units to a third party, they may demand the remaining members sell their membership units to the third party at the same terms.

One of the Company's members has a right to redeem his units upon death. In accordance with SFAS 150, the Company was required to reclassify these capital accounts from equity to liabilities and expense the allocations of profits to this member. The reduction in equity represents reclassification of this equity to liabilities.